

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via E-mail</u>
Mr. Steve Wilson
Senior Vice President and Chief Financial Officer
Shaw Communications Inc.
Suite 900
630-3rd Avenue S.W.
Calgary, Alberta Canada T2P 4L4

RE: **Shaw Communications Inc.**
              Form 40-F for the Year Ended August 31, 2012
              Filed November 30, 2012
              File No. 1-14684

Dear Mr. Wilson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                           /s/ Carlos Pacho for

                                           Larry Spirgel
                                           Assistant Director